SHAW COMMUNICATIONS INC. TO ACQUIRE VIAWEST, INC.

Shaw has agreed to acquire Colorado-based ViaWest, Inc., a leading provider of colocation, cloud and managed services in North America

The acquisition provides Shaw a significant growth platform and will materially enhance Shaw
Business data services and cloud capabilities

With Shaw’s support, ViaWest will continue its U.S. growth strategy as a Shaw subsidiary

Calgary and Denver, July 31, 2014 – Shaw Communications Inc. (“Shaw”) and ViaWest, Inc. (“ViaWest” or “the Company”) announced an agreement under which Shaw will acquire a 100% interest in ViaWest from Oak Hill Capital Partners (“Oak Hill”) and other shareholders for an enterprise value of US$1.2 billion.

Based in Denver, ViaWest is one of the largest privately held and most respected providers of data centre infrastructure, cloud technology and managed IT solutions in North America. ViaWest employs over 350 people and services more than 1,300 customers across seven states. The Company has a strong record of financial growth with a 15 percent compounded annual growth rate (“CAGR”) of revenue and EBITDA between 2010 and 2013 generated by recurring revenue from long-term contracts and industry-leading customer retention. Over the last decade, ViaWest has grown from five data centres in two markets to 27 data centres (with over 630,000 square feet of usable raised floor space) in eight key Western U.S. markets, including Denver, Dallas, Austin, Salt Lake City, Las Vegas, Portland, Minneapolis and Phoenix. ViaWest has significant growth prospects, with 70% utilization in its existing facilities and substantial expansion capacity at its new state-of-the-art Denver, Las Vegas and Minneapolis properties.

“The ViaWest acquisition provides Shaw a growth platform in the attractive data centre sector and is another significant step in expanding our technology offerings for mid-market enterprises in Western Canada, building on the growth from our 2013 Envision acquisition,” said Chief Executive Officer, Brad Shaw. “We identified the data centre sector as an attractive opportunity adjacent to our core business and with the acquisition of ViaWest, Shaw gains significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services. We plan to leverage the ViaWest management team’s experience to accelerate the development of our Canadian data centre platform so that over time our Western Canadian customers will gain access to this industry-leading expertise for their own data management needs and scalable cloud solutions.”

The current management team, led by Co-Founder, President & Chief Executive Officer Nancy Phillips, will continue to operate ViaWest from its Denver headquarters as a stand-alone wholly-owned subsidiary of Shaw, building upon its track record of profitable growth.

“This is an excellent strategic development for ViaWest, our employees and our customers,” said Ms. Phillips. “With Shaw’s long-term commitment, we will have the stability and shared entrepreneurial culture to enter into a new phase of growth and meet the expanding technology needs of mid-market enterprises, while maintaining our commitment to exceptional customer service.”

“We recognize and value the expertise and experience that the ViaWest team has in this industry, and we look forward to supporting them as they pursue their long-term growth strategy,” Mr. Shaw added. “With significant growth in IP traffic, bandwidth intensive applications and IT outsourcing, demand for ViaWest’s services is growing rapidly. This acquisition enables Shaw to leverage this best-in-class expertise and positions us at the forefront of this significant market opportunity.”

The acquisition is expected to close in September 2014 and is subject to U.S. regulatory approval. The purchase price of US$1.2 billion represents a multiple of approximately 13X adjusted EBITDA annualized for the three months ended June 30, 2014. The transaction will be funded using a combination of cash on hand and Shaw’s existing credit facility and will have no material effect on Shaw’s free cash flow. Considering Shaw’s cash flow and the acquisition of ViaWest, Shaw’s Board confirms its previously disclosed target dividend increase of 5% to 10% in fiscal 2015.

Under the terms of the agreement, majority investor Oak Hill, along with GI Partners and the Company’s other current shareholders, will sell their interests in ViaWest to Shaw. “ViaWest has established a leading position in Infrastructure-as-a-Service, and we believe that Shaw is a great fit for its dynamic management team and a solid partner to support the next stages of its growth plan. We thank co-founders Nancy Phillips and Chairman Roy Dimoff, and the entire ViaWest team for their dedication and performance,” said David Scott, Principal of Oak Hill Capital Partners.

For the transaction, TD Securities Inc. is financial advisor and Davies Ward Phillips & Vineberg LLP and Simpson Thacher & Bartlett LLP are legal advisors to Shaw. RBC Capital Markets LLC is financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP are providing legal advice to ViaWest.

Management Presentation

Shaw and ViaWest senior management will hold a conference call with the financial community on Thursday, July 31, 2014 at 8:00 a.m. MT/10:00 a.m. ET. Members of the media and the public will be able to participate in listen-only mode.

The call details are:

US/CAN Toll Free: 800-505-9573
Int’l Toll: 416-204-9498
Passcode: 5018382
(Please call five to 10 minutes prior to commencement of the call.)

Replay Dial In: (available until midnight August 6, 2014)

US/CAN Toll free: 888-203-1112
Int’l toll:  647-436-0148
Passcode: 5018382

•	This presentation will also be available on the web live or as a recorded broadcast (until midnight on August 6, 2014 at: http://www.gowebcasting.com/lobby/5343

Slides from the investor presentation will be available approximately one hour before the call at http://www.shaw.ca/Corporate/Investors/Presentations-And-Meetings/.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

About ViaWest, Inc.

ViaWest, Inc. is a leading colocation, cloud, and managed services provider in North America, with a comprehensive suite of fully compliant environments, including premium wholesale and retail colocation, private and public clouds and managed services. Enabling businesses to leverage both their existing IT infrastructure and emerging cloud resources, ViaWest delivers the right balance of cost, scalability and security. With a team-based account management approach and 100% uptime guarantee, ViaWest offers tailored solutions designed for maximum reliability and flexibility. For more information, please visit http://www.viawest.com/.

About Oak Hill Capital Partners

Oak Hill Capital Partners is a private equity firm with more than $8 billion of initial capital commitments from leading entrepreneurs, endowments, foundations, corporations, pension funds, and global financial institutions. Since inception 28 years ago, the professionals at Oak Hill and its predecessors have invested in more than 70 significant private equity transactions across broad segments of the U.S. and global economies. Oak Hill applies an industry-focused, theme-based approach to investing in the following sectors: Consumer, Retail & Distribution; Industrials; Media & Communications; and Services. Oak Hill works actively in partnership with management to implement strategic and operational initiatives to create franchise value.

About GI Partners

Founded in 2001, GI Partners is a leading middle market private equity investment firm based in San Francisco. The firm currently manages over $10 billion of capital commitments through private equity and real estate strategies for recognized institutional investors in North America, Europe, Australia, Asia, and the Middle East. GI Partners is active in a number of key sectors, including IT Infrastructure & Services, Healthcare Services, Retail & Leisure, and Financial & Real Estate Services.

Media Inquiries

For inquiries regarding ViaWest and the transaction please contact:
Shaw Communications Inc.
Chethan Lakshman, VP, External Affairs
(403) 930-8448
chethan.lakshman@sjrb.ca

For inquiries regarding Oak Hill Capital Partners please contact:
Kekst and Company
Jeremy Fielding or James David

(212) 521-4800

jeremy-fielding@kekst.com or jim-david@kekst.com

Caution Regarding Forward-Looking Statements

Statements in this news release relating to the acquisition of ViaWest, expected business and financial results, growth plans for Shaw Business and ViaWest and Shaw’s dividend target constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that regulatory approval will be received and the other conditions to closing of the transaction will be satisfied; for the operations and financial outlook for Shaw and ViaWest and Shaw’s target dividend, a stable pricing environment relative to current rates, no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact, stable advertising demand and rates (for Shaw) and a stable regulatory environment; for Shaw Business and ViaWest, that the growth strategies can be executed according to plan and will yield the expected results; and that ViaWest will provide expected benefits to the Shaw Business offering and for its customers in Western Canada. There is the risk that one or more of these assumptions will not prove accurate and this may affect closing of the transaction and/or the business and economic expectations for Shaw. Undue reliance should not be placed on any forward-looking statements. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.